SPECIAL SHAREHOLDER MEETING OF PRINCIPAL FUNDS, INC.


655 9th Street, Des Moines, Iowa	June 28, 2016	10:30 a.m.

       A special shareholder meeting of the Global Diversified
Income Fund series of Principal Funds, Inc. (the "Corporation"), was convened at 655 9th Street, Des Moines, Iowa on Tuesday,
June 28, 2016, at 10:30 a.m.

       The meeting was called to order by M. J. Beer, President of the Corporation.

       Ms. B. C. Wilson, Secretary of the Corporation, was appointed Secretary of the meeting and kept minutes.

       Mr. Beer appointed Mr. A. U. Shaikh as Inspector of
Election and directed him to report to the Secretary the total number of shares represented at the meeting in person and by proxy. The Inspector filed with the Secretary a Certificate of Tabulation from Boston Financial Data Services, the proxy tabulator, which included details of all votes received at the time of the meeting. The Secretary announced that of the shares entitled to vote at the meeting, the holder of the following shares was present at the meeting by proxy:

Fund
Global Diversified Income
Shares Present at Meeting
401,921,674.4953
Shares Entitled to Vote
788,017,793.8370
Percent of Outstanding Shares (O/S)
51.004%

       Mr. Beer announced that Section 2.05 of the by-laws establishes a quorum as a one-third interest of all the capital stock outstanding and that the meeting was lawfully and properly convened. Mr. Beer added that, pursuant to the Investment
Company Act of 1940, approval for Proposal 1 required the vote of a "majority of outstanding voting securities" as defined in the Investment Company Act of 1940.

       Mr. Beer directed the Secretary to give a copy of the minutes of the last shareholder meeting to each shareholder who was present and requested a copy. With the consent of the shareholders present by proxy, Mr. Beer dispensed with the reading of the minutes of the last shareholder meeting.

       Mr. Beer discussed the Board of Director's proposal and recommendation to approve a new sub-advisory agreement with Principal Global Investors, LLC ("PGI"). The following resolution was thereupon presented by the Secretary:

"BE IT RESOLVED, That the proposal to approve a new sub-advisory agreement with Principal Global
Investors, LLC ("PGI") for the Global Diversified
Income Fund, as described in the proxy statement dated April 19, 2016, is approved."

       The resolution was duly moved and seconded. Upon receiving the report from the Secretary, Mr. Beer reported the results for the Global Diversified Income Fund:

	Number of Shares % of O/S % of Shares Present
For	381,991,978.4454  48.475%	95.041%
Against	9,134,828.3256	   1.159%	2.273%
Abstain	10,794,864.7243	   1.370%	2.686%
Total Voted  401,921,674.4953	51.004%	100.000%

       Mr. Beer noted that the proposal for the Fund required the affirmative vote of a "majority of the outstanding shares" of the Fund, as defined in the Investment Company Act of 1940 and, therefore the resolution had been duly adopted.

       Mr. Beer then stated it was necessary to consider ratification and approval of Principal Management Corporation's proposal to act, with respect to certain funds, as a manager-of-manager pursuant to an order Principal Management Corporation has obtained from the SEC. Under the order, so long as shareholders approve Principal Management Corporation's authority, Principal Management Corporation may (1) engage new or additional sub-advisors; (2) enter into and modify existing investment sub-advisory agreements; (3) terminate and replace sub-advisors; and (4) replace or reinstate sub-advisors with respect to which an investment sub-advisory agreement has automatically terminated as a result of an assignment, in each case without obtaining further approval of the Fund's shareholders, provided that certain conditions are met. Such conditions include
(a) Board approval of a new or amended sub-advisory agreement;
(b) prescribed notification to shareholders of any such change;
and (c) that sub-adviser is not an "affiliated person" of Principal Management Corporation or the Fund, other than by reason of serving as a sub-advisor to the Fund or sub-advisor is a wholly-owned affiliated of Principal Management Corporation (affiliated sub-advisor which is at least 95% owned, directly or indirectly, by Principal Management Corporation or an affiliated person of Principal Management Corporation).

"BE IT RESOLVED, That the operation of the Fund in the manner described in the application for the order Principal Management Corporation received from the SEC is hereby approved."

       The resolution was duly moved and seconded. Upon receiving the report from the Secretary, Mr. Beer reported the results for the Global Diversified Income Fund:

	Number of Shares % of O/S % of Shares Present
For	350,689,971.5396 44.503%  87.254%
Against	40,089,122.3067	  5.087%   9.974%
Abstain	11,142,578.6490	  1.414%   2.772%
Total Voted 401,921,674.4953 51.004% 100.000%

       Mr. Beer noted that the proposal for the Fund required the affirmative vote of a "majority of the outstanding shares" of the Fund, as defined in the Investment Company Act of 1940 and, therefore the resolution had been duly adopted.



Mr. Beer then stated that Principal Management
Corporation has applied to the SEC for an amended exemptive order which, if granted, would expand the current manager-of-managers relief. The amended exemptive application would, if an order is granted, expand the current relief to allow Principal Management Corporation to enter into and materially amend agreements with majority-owned affiliated sub-advisors (affiliated sub-advisors which are at least 50% owned, directly or indirectly, by Principal Management Corporation or an affiliated person of Principal Management Corporation). A copy of the amended exemptive application, as currently on file with the SEC, is attached to these minutes. Thereupon, the following resolutions were duly adopted by the vote of all the outstanding shares of Common Stock of the Global Diversified Income Fund:

"BE IT FINALLY RESOLVED, That the operation of the Fund in the manner described in the amended exemptive application, subject to the SEC granting the relief requested in such application, is hereby approved."

   The resolution was duly moved and seconded. Upon receiving the report from the Secretary, Mr. Beer reported the results for the Global Diversified Income Fund:

	Number of Shares % of O/S % of Shares Present
For	349,055,043.1329  44.295%	86.846%
Against	41,569,020.8161	   5.275%	10.343%
Abstain	11,297,608.5463	   1.434%	2.811%
Total Voted  401,921,674.4953 51.004%	100.000%

       Mr. Beer noted that the proposal for the Fund required the affirmative vote of a "majority of the outstanding shares" of the Fund, as defined in the Investment Company Act of 1940 and, therefore the resolution had been duly adopted.

       There being no further business, the meeting, on motion duly made, was adjourned.



/s/ Beth Wilson

Secretary of the Meeting